

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 4, 2009

<u>Via U.S. Mail and Facsimile</u>

John Hillen
Chief Executive Officer
Global Defense Technology & Systems, Inc.
1501 Farm Credit Drive, Suite 2300
McLean, Virginia 22102-5011

> **Re: Global Defense Technology & Systems, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 29, 2009**
> **File No. 333-161719**

Dear Mr. Hillen:

We have reviewed your responses to the comments in our letter dated October 27, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management's Discussion and Analysis of Financial Condition . . . , page 36

Overview, page 37

1.   We note your disclosure on page 38 regarding the U.S. Army field feeding system contract. Please file a copy of the contract as an exhibit to the registration statement and update the exhibit list accordingly.

Note 10. Stock-Based Compensation Plans, page F-20

2.   Please include a specific and comprehensive discussion regarding how your 60,000-for-1 stock split has been reflected in your stock option plan activity. In addition, please supplementally provide us an example of the calculation that demonstrates how the option information changed from your previous

amendment. Also, please demonstrate to us how you determined that the fair values of the initial options and the post-split options are the same, including the impact of the reduction in the exercise price.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or Anne McConnell, Assistant Chief Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760 with any other questions or disclosure issues.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jeffrey B. Grill, Esq. (*via facsimile* (202) 663-8007)
        Pillsbury Winthrop Shaw Pittman LLP
        2300 N Street, NW
        Washington, DC 20037